[DDCSH LETTERHEAD]
DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.                  Christopher W. Carr
                                                                  Daniel W. Carr
                                                                  John J. Coates
                                                                 Kevin M. Coates
                                                                    H. Alan Dill
455 Sherman Street, Suite 300                                     Robert A. Dill
Denver, Colorado 80203                                            Thomas M. Dunn
Phone: 303-777-3737                                            John A. Hutchings
Fax: 303-777-3823                                                 Stephen M. Lee
www.dillanddill.com                                            Fay M. Matsukage*
                                                                  Adam P. Stapen
                                                                  Jon Stonbraker
                                                                 Craig A. Stoner
                                                               Patrick D. Tooley
                                                        *Also licensed in Nevada



August 30, 2005



H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:   GALAXY ENERGY CORPORATION
      AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-3 FILED AUGUST 9, 2005 FILE NO. 333-126310

Dear Mr. Schwall:

By this letter, we are responding on behalf of Galaxy Energy Corporation (the "Company") to a comment received by telephone from Tim Levenberg and Mellissa Campbell Duru on August 24, 2005.

Mr. Levenberg and Ms. Duru asked the Company to confirm that it met the eligibility requirements for the Form S-3. The Company is relying upon the telephone interpretation that appears in the Manual Of Publicly Available Telephone Interpretations Compiled by the Office of Chief Counsel (July 1997), Section H. No. 56:

         Form S-3, General Instructions I.B.3. and I.B.1.

         Issuers meeting the float test in General Instruction I.B.1 of Form S-3 may make secondary offerings on Form S-3, even though the securities to be issued are not listed on a national securities exchange or quoted on an automated quotation system of a national securities association, as required by General Instruction I.B.3.

The float test means that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant is $75 million or more, with the aggregate market value of the registrant's common equity being computed by use of the last sale price, or the average of the bid and asked prices of such common equity, in the principal market for such common equity, as of a date within 60 days prior to the date of filing.

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
August 30, 2005
Page 2




The Company's calculations regarding the float test are as follows:

Shares outstanding at June 29, 2005.............................  63,873,841
Less shares held by affiliates.................................. -14,818,964
                                                                  ----------
Shares held by non-affiliates...................................  49,054,877
                                                                  ==========

On June 15, 2005, the OTC Bulletin Board reported a last sale price of $1.54. Using that price, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company is $75,544,510.

Please contact the undersigned if you have any further questions.

Sincerely,


/s/ FAY M. MATSUKAGE


Fay M. Matsukage

Enclosures
Cc:      Galaxy Energy Corporation
         Wheeler Wasoff, P.C.
         Hein & Associates LLP